PMU News Release #06-02 TSX, AMEX Symbol PMU January 24, 2006

HIGH GRADE GOLD OVER SIGNIFICNT WIDTH INTERSECTED AT SOUTH MINITA

Definition drilling at Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) South Minita gold zone on the El Dorado gold project in El Salvador has yielded new high grade gold intercepts over significant width. Highlights include 30.60 g/t gold over 5.20 meters in hole P05-408.

This intersection, in addition to the results of drill hole P05-400 (20.4 g/t gold over 2.00 meters previously announced in news release #05-17 on December 06, 2005), expands the size of a high grade gold zone within the South Minita area. In combination, these holes are expected to positively impact both the size and grade of the South Minita gold zone. An updated longitudinal section of the Minita vein at the South Minita gold zone, contouring Grade-Thickness intervals, is available on the Company’s website at http://www.pacrim-mining.com/i/pdf/SMinitaGoldZone_Long.pdf ..

Latest South Minita Drill Results

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P05-401*	South Minita	300800 / 534458	270 / 62 includes includes	83.20 174.10 174.10 176.3 176 3 457.45	83.45 175.1 174.7 177.15 176.55 458.3	0.25 1.00 0.60 0.85 0.25 0.85	0.25 0.80 0.48 0.70 0.20 0.85	8.40 14.45 20.41 10.10 16.83 32.45	7.9 139 204 85 142 255
P05-402	Minita vein extension	299768 / 534435	270 / 50	No significant results
P05-403	South Minita	300335 / 534277	256 / 70	86.7	86.9	0.20	0.20	17.58	67
P05-404	Minita	301460 / 533977	112 / 67	Results Pending
P05-405	Minita vein extension	299466 / 534399	270 / 50	No significant results
P05-406	South Minita	300824 / 534287	261 / 68	203.9 271.05 324.85 343.2 377 377.4	205.65 271.15 325.9 345.8 377.3 378.1	1.75 0.10 1.05 2.60 0.30 0.70	1.55 0.10 0.75 2.20 0.30 0.50	8.99 8.46 7.09 8.34 9.12 14.22	62 1 33 28 84 161
P05-407	Minita	301482 / 534057	90 / 75	Results Pending
P05-408	South Minita	300493 / 534304	273 / 60 includes and	30.3 257.25 257.25 257.65 305.4	30.5 258.75 257.35 258.75 311.6	0.20 1.50 0.10 1.10 6.20	0.20 1.30 0.10 1.10 5.20	7.57 8.36 16.95 9.70 30.60	19.5 126 144 158 325
P05-409	South Minita	300605 / 534336	268 / 68	168.4 368.2	168.6 375.15	0.20 6.95	0.20 5.00	11.70 5.38	36
P05-410	Minita	301727 / 533870	90 / 68	Results Pending
P05-411	South Minita	300527 / 534200	269 / 71	171.0	173.55	2.55	1.50	9.66	117

*updates results released December 06, 2005

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

South Minita
The South Minita gold zone is located approximately 500 meters south of the low cost Minita deposit, the subject of a positive pre-feasibility study in January 2005. Pacific Rim is currently nearing the completion of delineation drilling at the South Minita gold zone in preparation for the calculation of an updated resource estimate for the El Dorado project. Further delineation of the South Minita gold zone will be required in light of these new very positive results, though the updated resource estimate is still expected to commence in the first calendar quarter of 2006. The Company will then commission an updated economic assessment of the El Dorado project, based upon the January 2005 Minita pre-feasibility study and taking into account the upcoming South Minita resource estimate.

“These latest drill results from South Minita provide further testament to the overall high-grade tenor and therefore low cost nature of the Minita vein system and the El Dorado District,” says Tom Shrake, President and CEO. “Drill hole P05-408 is the best hole we have drilled to date in the El Dorado District when considering both width and grade. Along with holes P05-409 and P05-400, it has opened up new areas for potential gold resources within the South Minita gold zone. We are very eager to complete the delineation of this zone, quantify the South Minita resource and demonstrate the positive impact this deposit will have on the economics of the Minita operation proposed in our January 2005 pre-feasibility study. Our goal is to double the 80,000 ounce per year production rate documented in this study. On the exploration front, we look forward to drill testing our stable of high priority targets both at El Dorado and at the high-grade epithermal system on our new Santa Rita gold project.”

NI 43-101 Disclosure
Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR. The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in National Instrument 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, intermediate-level gold producer.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

On behalf of the board of directors,	For further information call
Toll Free: 1-888-775-7097 or
“Thomas C. Shrake”	(604) 689-1976, or visit
www.pacrim-mining.com
Thomas C. Shrake
President and CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: statements of the Minita deposit’s economic potential; information included in the pre-feasibility study such as capital and operating costs, projected production summaries, gold and silver prices and financial analysis; anticipated drilling plans for the South Minita gold zone; the timing of a resource estimate for the South Minita gold zone; the impact of the South Minita gold zone on the project’s economics; the timing and nature of economic analyses at the El Dorado project; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with Canadian regulatory agencies and the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This news release may include such terms as “measured,” “indicated,” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-31328, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com